Publication: South China Morning Post **Date:** 15 May 2006
Page: Classified 6 **Where Published:** Hong Kong

The S... sponsibility for the contents of this announcement, makes no representation as to its accu... iability whatsoever for any loss howsoever arising from or in reliance upon the whole or a...

FIRST PACIFIC

SALERNI INTERNATIONAL LIMITED
(Incorporated in the British Virgin Islands with limited liability)

FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)

MANDATORY CONDITIONAL CASH OFFERS BY

CIMB

CIMB-GK SECURITIES (HK) LIMITED ON BEHALF OF SALERNI INTERNATIONAL LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF, AND TO CANCEL ALL OUTSTANDING OPTIONS OF, FIRST PACIFIC COMPANY LIMITED (OTHER THAN THOSE SHARES ALREADY BENEFICIALLY OWNED BY SALERNI INTERNATIONAL LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document containing, among other things, the terms of the Offers, the recommendation from the Independent Board Committee and the advice from the independent financial adviser, Somerley Limited to the Independent Board Committee, the Independent Shareholders and the Independent Optionholders, together with the forms of acceptance for the Shareholders and the Optionholders to accept the Offers have been despatched to the Shareholders and the Optionholders on 12 May 2006.

INTRODUCTION

Reference is made to the joint announcement issued by the Offeror and the Company dated 28 April 2006 ("Joint Announcement") in relation to the Offers. Unless otherwise defined, terms used herein shall have the same meanings as those defined in the Joint Announcement.

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document containing, among other things, the terms of the Offers, the recommendation from the Independent Board Committee and the advice from the independent financial adviser, Somerley Limited to the Independent Board Committee, the Independent Shareholders and the Independent Optionholders, together with the forms of acceptance for the Shareholders and the Optionholders to accept the Offers have been despatched to the Shareholders and the Optionholders on 12 May 2006.

The Independent Shareholders and Independent Optionholders are encouraged to read the Composite Document carefully, including the recommendation of the Independent Board Committee and the advice from the independent financial adviser, Somerley Limited before deciding whether or not to accept the Offers.

EXPECTED TIMETABLE

Unless the Offers have previously been revised or extended in accordance with the Takeovers Code, the latest time and date for acceptance of the Offers will be 4:00 p.m. on Friday, 2 June 2006. The following is the expected timetable of the Offers.

	2006
Despatch date of the Composite Document and the commencement of the Offers	Friday, 12 May
First Closing Date	4:00 p.m. on Friday, 2 June
Announcement of the results of the Offers posted on the Stock Exchange's website, as at the First Closing Date	7:00 p.m. on Friday, 2 June
Announcement of the results of the Offers published in newspapers, as at the First Closing Date	Monday, 5 June
Latest date for posting of remittances for the amounts due under the Offers in respect of valid acceptances received on or before 4:00 p.m. on the First Closing Date assuming the Offers become or are declared unconditional on the First Closing Date	Monday, 12 June
Latest date for acceptance assuming the Offers become or are declared unconditional on the First Closing Date	4:00 p.m. on Friday, 16 June
Latest date for posting of remittances for the amounts due under the Offers in respect of valid acceptances received on or before 4:00 p.m. on 16 June 2006	Monday, 26 June
Latest date by which the Offers can be declared unconditional	Wednesday, 12 July

The Share Offer is conditional upon the Offeror having received valid acceptances of the Share Offer in respect of Shares which, together with the Shares already beneficially owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date. The Option Offer will be subject to and conditional upon the Share Offer becoming unconditional in all respects.

If the Offeror does not receive valid acceptances of the Share Offer in respect of Shares which, together with the Shares already beneficially owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date, the Share Offer cannot become unconditional and the Offers will lapse forthwith. The Offeror has no intention to extend the offer period beyond the First Closing Date if the Offers have not become unconditional by that date or to revise the Share Offer Price or the Option Offer Price.

As at the date of this announcement, the Chairman of the Company is Mr. Anthoni Salim, the executive Directors are Messrs. Manuel V. Pangilinan, Edward A. Tortorici and Robert C. Nicholson, the independent non-executive Directors are Professor Edward K. Y. Chen (GBS, CBE, JP), Mr. Graham L. Pickles and Mr. David W. C. Tang (OBE, Chevalier de L'Ordre des Arts et des Lettres) and the non-executive Directors are His Excellency Albert F. del Rosario, Messrs. Sutanto Djuhar, Tedy Djuhar, Ibrahim Risjad and Benny S. Santoso.

By order of the Board
Salerni International Limited
Anthoni Salim
Director

By order of the Board
First Pacific Company Limited
Robert C. Nicholson
Director

Hong Kong, 12 May 2006

The directors of the Offeror accept full responsibility for the accuracy of the information (other than information relating to the Group) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The Directors jointly and severally accept full responsibility for the accuracy of the information (other than information relating to the Offeror) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

B

dlo 6/2

FIRST PACIFIC

SALERNI INTERNATIONAL LIMITED
(Incorporated in the British Virgin Islands with limited liability)

FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)

MANDATORY CONDITIONAL CASH OFFERS BY
CIMB
CIMB-GK SECURITIES (HK) LIMITED
ON BEHALF OF
SALERNI INTERNATIONAL LIMITED
TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF,
AND TO CANCEL ALL OUTSTANDING OPTIONS OF,
FIRST PACIFIC COMPANY LIMITED
(OTHER THAN THOSE SHARES ALREADY
BENEFICIALLY OWNED BY
SALERNI INTERNATIONAL LIMITED
AND PARTIES ACTING IN CONCERT WITH IT)

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document containing, among other things, the terms of the Offers, the recommendation from the Independent Board Committee and the advice from the independent financial adviser, Somerley Limited to the Independent Board Committee, the Independent Shareholders and the Independent Optionholders, together with the forms of acceptance for the Shareholders and the Optionholders to accept the Offers have been despatched to the Shareholders and the Optionholders on 12 May 2006.

INTRODUCTION

Reference is made to the joint announcement issued by the Offeror and the Company dated 28 April 2006 ("Joint Announcement") in relation to the Offers. Unless otherwise defined, terms used herein shall have the same meanings as those defined in the Joint Announcement.

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document containing, among other things, the terms of the Offers, the recommendation from the Independent Board Committee and the advice from the independent financial adviser, Somerley Limited to the Independent Board Committee, the Independent Shareholders and the Independent Optionholders, together with the forms of acceptance for the Shareholders and the Optionholders to accept the Offers have been despatched to the Shareholders and the Optionholders on 12 May 2006.

The Independent Shareholders and Independent Optionholders are encouraged to read the Composite Document carefully, including the recommendation of the Independent Board Committee and the advice from the independent financial adviser, Somerley Limited before deciding whether or not to accept the Offers.

EXPECTED TIMETABLE

Unless the Offers have previously been revised or extended in accordance with the Takeovers Code, the latest time and date for acceptance of the Offers will be 4:00 p.m. on Friday, 2 June 2006. The following is the expected timetable of the Offers.

	2006
Despatch date of the Composite Document and the commencement of the Offers	Friday, 12 May
First Closing Date	4:00 p.m. on Friday, 2 June
Announcement of the results of the Offers posted on the Stock Exchange's website, as at the First Closing Date	7:00 p.m. on Friday, 2 June
Announcement of the results of the Offers published in newspapers, as at the First Closing Date	Monday, 5 June
Latest date for posting of remittances for the amounts due under the Offers in respect of valid acceptances received on or before 4:00 p.m. on the First Closing Date assuming the Offers become or are declared unconditional on the First Closing Date	Monday, 12 June
Latest date for acceptance assuming the Offers become or are declared unconditional on the First Closing Date	4:00 p.m. on Friday, 16 June
Latest date for posting of remittances for the amounts due under the Offers in respect of valid acceptances received on or before 4:00 p.m. on 16 June 2006	Monday, 26 June
Latest date by which the Offers can be declared unconditional	Wednesday, 12 July

The Share Offer is conditional upon the Offeror having received valid acceptances of the Share Offer in respect of Shares which, together with the Shares already beneficially owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date. The Option Offer will be subject to and conditional upon the Share Offer becoming unconditional in all respects.

If the Offeror does not receive valid acceptances of the Share Offer in respect of Shares which, together with the Shares already beneficially owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date, the Share Offer cannot become unconditional and the Offers will lapse forthwith. The Offeror has no intention to extend the offer period beyond the First Closing Date if the Offers have not become unconditional by that date or to revise the Share Offer Price or the Option Offer Price.

As at the date of this announcement, the Chairman of the Company is Mr. Anthoni Salim, the executive Directors are Messrs. Manuel V. Pangilinan, Edward A. Tortorici and Robert C. Nicholson, the independent non-executive Directors are Professor Edward K. Y. Chen (GBS, CBE, JP), Mr. Graham L. Pickles and Mr. David W. C. Tang (OBE, Chevalier de L'Ordre des Arts et des Lettres) and the non-executive Directors are His Excellency Albert F. del Rosario, Messrs. Sutanto Djuhar, Tedy Djuhar, Ibrahim Risjad and Benny S. Santoso.

By order of the Board
Salerni International Limited
Anthoni Salim
Director

By order of the Board
First Pacific Company Limited
Robert C. Nicholson
Director

Hong Kong, 12 May 2006

The directors of the Offeror accept full responsibility for the accuracy of the information (other than information relating to the Group) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The Directors jointly and severally accept full responsibility for the accuracy of the information (other than information relating to the Offeror) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

FPC Exemption N
(82-836)

Publication: South China Morning Post **Date:** 15 May 2006
Page: Classified 6 **Where Published:** Hong Kong

FIRST PACIFIC

SALERNI INTERNATIONAL LIMITED
(Incorporated in the British Virgin Islands with limited liability)

FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)

MANDATORY CONDITIONAL CASH OFFERS BY

CIMB

CIMB-GK SECURITIES (HK) LIMITED ON BEHALF OF SALERNI INTERNATIONAL LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF, AND TO CANCEL ALL OUTSTANDING OPTIONS OF, FIRST PACIFIC COMPANY LIMITED (OTHER THAN THOSE SHARES ALREADY BENEFICIALLY OWNED BY SALERNI INTERNATIONAL LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document containing, among other things, the terms of the Offers, the recommendation from the Independent Board Committee and the advice from the independent financial adviser, Somerley Limited to the Independent Board Committee, the Independent Shareholders and the Independent Optionholders, together with the forms of acceptance for the Shareholders and the Optionholders to accept the Offers have been despatched to the Shareholders and the Optionholders on 12 May 2006.

INTRODUCTION

Reference is made to the joint announcement issued by the Offeror and the Company dated 28 April 2006 ("Joint Announcement") in relation to the Offers. Unless otherwise defined, terms used herein shall have the same meanings as those defined in the Joint Announcement.

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document containing, among other things, the terms of the Offers, the recommendation from the Independent Board Committee and the advice from the independent financial adviser, Somerley Limited to the Independent Board Committee, the Independent Shareholders and the Independent Optionholders, together with the forms of acceptance for the Shareholders and the Optionholders to accept the Offers have been despatched to the Shareholders and the Optionholders on 12 May 2006.

The Independent Shareholders and Independent Optionholders are encouraged to read the Composite Document carefully, including the recommendation of the Independent Board Committee and the advice from the independent financial adviser, Somerley Limited before deciding whether or not to accept the Offers.

EXPECTED TIMETABLE

Unless the Offers have previously been revised or extended in accordance with the Takeovers Code, the latest time and date for acceptance of the Offers will be 4:00 p.m. on Friday, 2 June 2006. The following is the expected timetable of the Offers.

	2006
Despatch date of the Composite Document and the commencement of the Offers	Friday, 12 May
First Closing Date	4:00 p.m. on Friday, 2 June
Announcement of the results of the Offers posted on the Stock Exchange's website, as at the First Closing Date	7:00 p.m. on Friday, 2 June
Announcement of the results of the Offers published in newspapers, as at the First Closing Date	Monday, 5 June
Latest date for posting of remittances for the amounts due under the Offers in respect of valid acceptances received on or before 4:00 p.m. on the First Closing Date assuming the Offers become or are declared unconditional on the First Closing Date	Monday, 12 June
Latest date for acceptance assuming the Offers become or are declared unconditional on the First Closing Date	4:00 p.m. on Friday, 16 June
Latest date for posting of remittances for the amounts due under the Offers in respect of valid acceptances received on or before 4:00 p.m. on 16 June 2006	Monday, 26 June
Latest date by which the Offers can be declared unconditional	Wednesday, 12 July

The Share Offer is conditional upon the Offeror having received valid acceptances of the Share Offer in respect of Shares which, together with the Shares already beneficially owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date. The Option Offer will be subject to and conditional upon the Share Offer becoming unconditional in all respects.

If the Offeror does not receive valid acceptances of the Share Offer in respect of Shares which, together with the Shares already beneficially owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date, the Share Offer cannot become unconditional and the Offers will lapse forthwith. The Offeror has no intention to extend the offer period beyond the First Closing Date if the Offers have not become unconditional by that date or to revise the Share Offer Price or the Option Offer Price.

As at the date of this announcement, the Chairman of the Company is Mr. Anthoni Salim, the executive Directors are Messrs. Manuel V. Pangilinan, Edward A. Tortorici and Robert C. Nicholson, the independent non-executive Directors are Professor Edward K. Y. Chen (GBS, CBE, JP), Mr. Graham L. Pickles and Mr. David W. C. Tang (OBE, Chevalier de L'Ordre des Arts et des Lettres) and the non-executive Directors are His Excellency Albert F. del Rosario, Messrs. Sutanto Djuhar, Tedy Djuhar, Ibrahim Risjad and Benny S. Santoso.

By order of the Board
Salerni International Limited
Anthoni Salim
Director

By order of the Board
First Pacific Company Limited
Robert C. Nicholson
Director

Hong Kong, 12 May 2006

The directors of the Offeror accept full responsibility for the accuracy of the information (other than information relating to the Group) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The Directors jointly and severally accept full responsibility for the accuracy of the information (other than information relating to the Offeror) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.